Mail Stop 6010

July 20, 2009

Alton L. Boynton, Ph.D
President and Chief Executive Officer
Northwest Biotherapeutics, Inc.
7600 Wisconsin Avenue, Suite 750
Bethesda, Maryland 20814

>   **Re: Northwest Biotherapeutics, Inc.**
>   **Preliminary Proxy Statement on Form PRE14A**
>   **Filed July 14, 2009**
>   **File No. 000-33393**

Dear Dr. Boynton:

        This is to advise you that we have limited our review of the above proxy
statement to the issues identified below. Where indicated, we think you should revise
your documents in response to our comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

<u>Proposal Two: Approval of Increasing the Number of Authorized Shares…, Page 6</u>

1. Please revise your disclosure to describe any plans, arrangements or
   understandings relating to the issuance of any of the authorized but unissued
   shares that would be available as a result of your proposed increase in authorized

shares of common stock from 100,000,000 shares to 150,000,000 shares. If you have no such plans, arrangements or understandings, please revise your disclosure to indicate that this is the case.

Corporate Governance Matters

2. Please ensure that your disclosure is updated to include all executive compensation and related party information for fiscal year 2008. For example, your Non-Employee Director Compensation Table should include the compensation provided to Ms. Powers in 2008. In addition, your related party disclosure should discuss any related party transactions that you entered into in 2008. Please see Items 402 and 404 of Regulation S-K.

*　　*　　*

As appropriate, please amend your filing in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

         Sincerely,

         Jeffrey Riedler
         Assistant Director